SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)1

(Amendment No. 2)

IMPSAT Fiber Networks, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

45321T202

(CUSIP Number)

James Panella Morgan Stanley 1585 Broadway NY, NY 10036 Tel: (212) 762-6942

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45321T202	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,563,465
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,563,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,465 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% – See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45321T202	13D	Page 3of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY & CO. INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,563,465
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,563,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,563,465 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% – See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 amends the Report on Schedule 13D, originally filed on April 3, 2003, as amended by Amendment No. 1 of Schedule 13D, filed on November 3, 2003 (collectively, the "Schedule 13D"). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.

      Item 1. Security and Issuer.

     Item 2. Identity and Background.

     Item 3. Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

     On December 31, 2003, MS&Co. acquired 213,465 shares of Common Stock pursuant to the Plan in MS&Co.’s capacity as a holder of claims classified as the “Class 3: 2005/2008 Noteholder Claim” (as defined in the Plan) and in settlement of such previously contracted debt.

     Item 4. Purpose of Transaction.

     Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 2,563,465 shares of Common Stock, or approximately 25.4% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own 2,563,465 shares of Common Stock, or approximately 25.4% of the outstanding shares of Common Stock.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MS&Co.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MS&Co. and the proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Plan of Reorganization dated October 23, 2002 (previously filed as an Exhibit to the Issuer’s report on Form 8-K filed December 16, 2002)

Exhibit 3:	Registration Rights Agreement dated as of March 25, 2003, as amended by the First Amendment dated as of September 10, 2003, among IMPSAT Fiber Networks, Inc. and the shareholders party thereto (filed on September 23, 2003 as Exhibits 4.10 and 4.9, respectively, to Issuer’s Amendment No. 1 to Registration Statement on Form S-1 and incorporated herein by reference)

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 14, 2004

MORGAN STANLEY

By:	/s/ Robert G. Koppenol

	Name:	Robert G. Koppenol
	Title:	Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Robert G. Koppenol

	Name:	Robert G. Koppenol
	Title:	Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title
Philip J. Purcell	Chairman of the Board and Chief Executive Officer
Stephan F. Newhouse	President
Robert P. Bauman	Retired; former Chief Executive Officer of Smithkline Beecham plc
John E. Jacob	Executive Vice President - Global Communications of Anheuser-Busch Companies, Inc.
C. Robert Kidder	Chairman of Borden Chemical Inc.
Charles F. Knight	Chairman of Emerson Electric Co.
John W. Madigan	Chairman of Tribune Company
Miles L. Marsh	Former Chairman of the Board and Chief Executive Officer of Fort James Corporation
Robert G. Scott	Retired; Former President and COO of Morgan Stanley
Michael A. Miles	Special Limited Partner in Forstmann Little and Co.
Laura D’Andrea Tyson	Dean of the London Business School
Stephen S. Crawford	Executive Vice President and Chief Financial Officer
Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary
Tarek F. Abdel-Meguid	Head of Worldwide Investment Banking Division
Zoe Cruz	Head of Worldwide Fixed Income Division
John P. Havens	Head of Worldwide Institutional Equity Division
Roger C. Hochschild	President and COO, Discover Financial Services
Mitchell M. Merin	President and COO, Investment Management
David W. Nelms	Chairman and CEO, Discover Financial Services
Vikram S. Pandit	President and COO, Institutional Securities Group
Joseph R. Perella	Chairman of Institutional Securities Group
John H. Schaefer	President and COO, Individual Investor Group

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY & CO. INCORPORATED

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address if that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
Zoe Cruz	Managing Director of MS&Co. and Head of Worldwide Fixed Income Division of MS
John P. Havens	Managing Director of MS&Co. and Head of Worldwide Institutional Equity Division of MS
Donald G. Kempf, Jr.	Managing Director of MS&Co. and Executive Vice President, Chief Legal Officer and Secretary of MS
Tarek F. Abdel-Meguid	Managing Director of MS&Co. and Head of Worldwide Investment Banking Division of MS
Alasdair G. Morrison	Managing Director of MS&Co. and Chairman of Morgan Stanley Asia
Stephan F. Newhouse	Managing Director of MS&Co. and President of MS
Vikram S. Pandit	Managing Director, President and COO of MS&Co. and President and COO of Institutional Securities of MS
Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS
Thierry G. Porte (French citizen)	Managing Director of MS& Co. and President of Morgan Stanley Japan Limited
Philip J. Purcell	Managing Director of MS&Co. and Chairman of the Board and Chief Executive Officer of MS
Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.
Executive Officers
Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS

Vikram S. Pandit	Managing Director, President and COO of MS&Co. and President and COO of Institutional Securities of MS
Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.
Eileen S. Wallace	Managing Director and Treasurer of MS&Co.
Alexander C. Frank	Managing Director and CFO of MS&Co. and Controller of MS